Via EDGAR

June 21, 2024
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Madeleine Joy Mateo

Re:	Capital Bancorp, Inc.
Amendment No. 1 to Registration on Form S-4
Filed June 21, 2024
File No. 333-279900

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Capital Bancorp, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on June 25, 2024, or as soon as practicable thereafter.

Please contact Evan Toebbe of Squire Patton Boggs (US) LLP at (513) 361-1209 with any questions you may have regarding this request. In addition, please notify Mr. Toebbe by telephone when this request for acceleration has been granted.

Respectfully,

Capital Bancorp, Inc.

By: /s/ Jay Walker
Name: Jay Walker
Title: Chief Financial Officer

cc:	Edward F. Barry, Capital Bancorp, Inc.
Marc McConnell, Integrated Financial Holdings, Inc.
Stuart M. Rigot, Wyrick Robbins Yates & Ponton LLP
Todd H. Eveson, Wyrick Robbins Yates & Ponton LLP James Barresi, Squire Patton Boggs (US) LLP

1101781731\1\AMERICAS